QDM International Inc.
Room 715, 7F, The Place Tower C
No. 150 Zunyi Road, Changning District
Shanghai, China 200051

VIA EDGAR

October 21, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Bonnie Baynes

Re:	QDM International Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed on July 12, 2021
File No. 000-27251

Dear Ms. Baynes:

QDM International Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 20, 2021, regarding Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) submitted to the Commission on July 12, 2021. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the fiscal year ended March 31, 2021

Part I, page 1

1.	At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Business section should address, but not necessarily be limited to, the risks highlighted in Part I.

Response: In response to the Staff’s comment, we have added disclosure on page 2 of the Amendment No. 1 to Form 10-K.

2.	At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have different references to the holding company and subsidiaries under the heading “Cautionary Note Regarding Forward-Looking Statements” on page iv of the Amendment No. 1 to Form 10-K. In addition, we also revised our references to different entities throughout the Amendment No.1 to Form 10-K.

Item 1. Business, page 1

3.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, we have added disclosure on page 2 of the Amendment No. 1 to Form 10-K.

4.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: In response to the Staff’s comment, we have added disclosure on page 34 of the Amendment No. 1 to Form 10-K.

Item 1A. Risk Factors, page 13

5.

In your summary of risk factors, disclose the risks that your corporate structure and poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised the summary of risk factors and included additional risk factors and cross references to more detailed discussions on pages 20, 21, 27 and 28 of the Amendment No. 1 to Form 10-K.

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have added risk factors on pages 27 and 28of the Amendment No. 1 to Form 10-K.

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we have revised our disclosure on page 2 of the Amendment No. 1 to Form 10-K.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Huihe Zheng
Huihe Zheng
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP